Rec'C 3/31/06 cm

5/25

06006504

OMB APPROVAL

OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response...... 12.00

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66438

SECURITIES AND EXCHANGE COMMISSION
MAR 31 2006
BRANCH OF REGISTRATIONS

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 15, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USA Advanced Planners, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Campau Avenue, NW
(No. and Street)

Grand Rapids (City) MI (State) 49503 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis Tubbergen (800) 553-7526
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Echelbarger, Himebaugh, Tamm & Co., P.C.
(Name – *if individual, state last, first, middle name*)

5136 Cascade Road, SE, Suite 2A (Address) Grand Rapids (City) MI (State) 49546 (Zip Code)

PROCESSED
JUN 20 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

USA ADVANCED PLANNERS, INC.
(Formerly Advocate, MD Securities, Inc.)
(A Development Stage Company)

FINANCIAL STATEMENTS

CONTENTS

DECEMBER 31, 2005

ANNUAL AUDITED REPORT FORM X-17a-5 PART III 2

INDEPENDENT AUDITOR'S REPORT 3

STATEMENT OF FINANCIAL CONDITION 4

STATEMENT OF INCOME (LOSS) 5

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY 6

STATEMENT OF CASH FLOWS 7

NOTES TO FINANCIAL STATEMENTS .... 8 - 11

COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION 12

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL .... 13 - 14

USA ADVANCED PLANNERS, INC.
(FORMERLY ADVOCATE, MD SECURITIES, INC.)
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

FOR THE PERIOD FROM NOVEMBER 15 TO DECEMBER 31, 2005

OATH OR AFFIRMATION

I, Dennis Tubbergen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USA Advanced Planners, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Subscribed and sworn before me, this 30th day of March, 2006, a Notary Public in and for Kent County, Michigan.

(Signature)
NOTARY PUBLIC
My Commission expires December 1, 2006.

BUSINESS STRATEGISTS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

INDEPENDENT AUDITOR'S REPORT

March 23, 2006

Board of Directors
USA Advanced Planners, Inc.
55 Campau Avenue NW
Grand Rapids, MI 49503

We have audited the accompanying statement of financial condition of USA Advanced Planners, Inc. (Company) (formerly Advocate, MD Securities, Inc.) (A Development Stage Company) as of December 31, 2005, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the period from November 15 to December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards as established by the American Institute of Certified Public Accountants' Auditing Standards Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USA Advanced Planners, Inc. (formerly Advocate, MD Securities, Inc.) (A Development Stage Company) as of December 31, 2005 and the results of its operations and cash flows for the period from November 15 to December 31, 2005, in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Form X-17a-5 and Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Echelbarger Himebaugh Tamm & Co., P.C.

Echelbarger, Himebaugh, Tamm & Co., P.C.

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com

USA ADVANCED PLANNERS, INC.
(Formerly Advocate, MD Securities, Inc.)
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	56,785
Prepaid insurance		6,015
Office furniture, at cost, less accumulated depreciation of $14		1,191
NASD membership		155,040
TOTAL ASSETS	$	219,031

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable	$	15,829
STOCKHOLDERS' EQUITY:		
Common stock, $1.00 par value; shares authorized, issued and outstanding 10		10
Additional paid-in capital		294,080
Deficit accumulated during the development stage		(90,888)
Total Stockholders' Equity		203,202
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	219,031

See Independent Auditor's Report
See notes to financial statements

USA ADVANCED PLANNERS, INC.
(Formerly Advocate, MD Securities, Inc.)
(A Development Stage Company)

STATEMENT OF INCOME (LOSS)

FOR PERIOD NOVEMBER 15 TO DECEMBER 31, 2005

EXPENSES:		
Consulting fees	$	71,162
Office supplies		7,172
Travel		5,795
Professional fees		2,431
Regulatory fees		2,383
Insurance		1,875
Postage		31
Bank service charge		25
Depreciation		14
		90,888
NET INCOME (LOSS)	$	(90,888)

See Independent Auditor's Report
See notes to financial statements

USA ADVANCED PLANNERS, INC.
(Formerly Advocate, MD Securities, Inc.)
(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Deficit accumulated during the development stage	Total Stockholders' Equity
	Shares	Amount			
Balance at November 15, 2005	10	$ 10	$ 157,080	$ -	$ 157,090
Additional paid in capital	-	-	137,000	-	137,000
Net loss for the period November 15 to December 31, 2005	-	-	-	(90,888)	(90,888)
Balance at December 31, 2005	10	$ 10	$ 294,080	$ (90,888)	$ 203,202

See Independent Auditor's Report
See notes to financial statements

USA ADVANCED PLANNERS, INC.
(Formerly Advocate, MD Securities, Inc.)
(A Development Stage Company)

STATEMENT OF CASH FLOWS

FOR PERIOD NOVEMBER 15, 2005 TO DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ (90,888)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation expense	14
(Increase) decrease in:	
Prepaid expenses	(5,265)
CRD Daily account	133
Increase (decrease) in:	
Accounts payable	15,079
NET CASH USED BY OPERATING ACTIVITIES	(80,927)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Investment in acquisition of NASD membership	(7,135)
Purchase of property and equipment	(1,205)
NET CASH USED BY INVESTING ACTIVITIES	(8,340)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from additional paid-in capital	137,000
NET CASH PROVIDED BY INVESTING ACTIVITIES	137,000
INCREASE IN CASH	47,733
CASH, Beginning of Period (November 15, 2005)	9,052
CASH, End of Period (December 31, 2005)	$ 56,785

See Independent Auditor's Report
See notes to financial statements

USA ADVANCED PLANNERS, INC.
(Formerly Advocate, MD Securities, Inc.)
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

PERIOD FROM NOVEMBER 15 TO DECEMBER 31, 2005

ORGANIZATION AND NATURE OF BUSINESS

USA Advanced Planners, Inc. (Company) (Formerly Advocate, MD Securities, Inc.) (A Development Stage Company) was incorporated on January 2, 2004 under the name Advocate, MD Securities, Inc. for the purposes of operating as an introducing broker dealer. The Company officially changed their name to USA Advanced Financial Planners, Inc. on November 21, 2005. As of December 31, 2005, USA Advanced the Company had not yet begun their planned principal operations as all efforts have been focused towards obtaining required licensing and raising capital, hence, the Company is classified as a development stage company. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Delaware Corporation.

On November 15, 2005, the current stockholders acquired all of the issued and outstanding common stock of the Company for approximately $134,935. The transaction has been recorded as a purchase. The acquired assets have been recorded in the Company's statement of financial condition at their estimated fair market value of approximately $157,090 as of November 15, 2005. An intangible asset, NASD Membership, was recorded by the Company in connection with the business acquisition. The following is a condensed statement of financial condition presenting the fair value of the assets acquired and the liabilities assumed as of November 15, 2005, the date of acquisition:

Current assets	$	9,935
NASD membership		147,905
		157,840
Current liabilities		750
Net assets acquired	$	157,090

In addition to the shareholder investment, the Company paid $7,135 of direct acquisition costs towards acquiring the NASD Membership.

USA ADVANCED PLANNERS, INC.
(Formerly Advocate, MD Securities, Inc.)
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

PERIOD FROM NOVEMBER 15 TO DECEMBER 31, 2005

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company plans to engage in a single line of business as a securities broker-dealer, which will comprise of several classes of services, including agency transactions with occasional principal transactions.

CASH AND CASH EQUIVALENTS

The statement of cash flows is designed to present the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value. The Company held no cash equivalents at December 31, 2005.

INTANGIBLE ASSET

Cost of the purchase of the Company in excess of the underlying fair value of net assets at dates of acquisition has been recorded as NASD Membership and assessed annually for impairment. If considered impaired, the NASD Membership recorded value will be written down to fair value and a corresponding impairment loss recognized. Based on management's assessment, there were no changes in the carrying amount of the NASD Membership cost during the period from November 15 to December 31, 2005. Management believes that the NASD Membership has an indefinite life. NASD membership will be amortized using the straight line method over 15 years for income tax purposes.

The impairment test requires the Company to make several estimates relating to fair value, most of which are based on projected future cash flows. The estimates associated with the intangible asset impairment test are based on management's judgment and knowledge of current events and actions it may undertake in the future. These estimates may ultimately differ from actual results. Changes in these estimates may result in recognition of an impairment loss in the future.

INCOME TAXES

Income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences, operating losses and tax credit carry forwards and deferred tax liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. See note entitled "SUBSEQUENT EVENT" for additional information.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

COMMISSIONS (REVENUE RECOGNITION)

Commission and related clearing expenses are recorded on a settlement date basis as securities transactions occur. As of December 31, 2005, the Company has recorded no revenue.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

CASH

Substantially all cash is on deposit with one financial institution. Balances up to a maximum of $100,000 at the financial institution are covered by federal depository insurance. All remaining balances, approximating $29,857 as of December 31, 2005, were uninsured and uncollateralized.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). These reports are issued quarterly. At December 31, 2005, the Company had net capital of $40,955 which was $35,955 in excess of the required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio is 0.39 to 1.

DEVELOPMENT STAGE COMPANY

The Company is in the development stage. This stage is characterized by significant expenditures to obtain the necessary licensing required to operate as an introducing broker dealer. Once the Company has obtained the necessary licensing, planned principle operations will commence.

The stockholders have the intent and ability to continue to support the Company and its future operations. The support may be in the form of additional equity, bank financing or stockholder notes to provide sufficient cash flow to repay the obligations of the Company.

INCOME TAXES

The amount shown for income tax expense on the statement of income (loss) is different than amounts computed by applying the statutory federal income tax rate to loss before income taxes. The difference is substantially due to the valuation allowances recorded against deferred tax assets as summarized below.

The approximate net operating loss carryforward of $130,506, which has not been limited, expires in 2020.

Net deferred income tax amounts consist of the following components:

Long-term deferred income tax assets (liabilities):

	December 31, 2005
Net operating loss	$ 44,372
NASD membership	52,714
Less valuation allowance	(97,086)
	$ -

Realization of the gross deferred income tax assets is primarily dependent upon generating sufficient taxable income prior to expiration of the loss carryforwards. In assessing the realizability of deferred income tax assets, management follows the guidance contained within Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes," which requires that deferred income tax assets be reduced by a valuation allowance if, based on the weight of available evidence, it is "more likely than not" that some portion or all of the deferred income tax assets will not be realized. Management has concluded that, following the guidance of SFAS 109, it is appropriate to record a valuation allowance equal to the net deferred income tax assets at December 31, 2005. See note entitled "SUBSEQUENT EVENT" for additional information.

RELATED PARTY TRANSACTIONS

The Company plans to focus their marketing techniques and build their customer base on referrals from shareholders' affiliated companies. Additionally, the Company reimburses a related company for various expenses paid on the Company's behalf. The unpaid portion of these expenses included in accounts payable at year end is $0. The Company paid $26,109 to a related party corporation for reimbursement of expenses paid on the Company's behalf.

SUBSEQUENT EVENT

Effective January 1, 2006, the Company converted to an S Corporation for federal income taxation.

USA ADVANCED PLANNERS, INC.
(Formerly Advocate, MD Securities, Inc.)
(A Development Stage Company)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

NET CAPITAL:		
Total stockholders' equity		$ 203,202
Total capital		203,202
Deductions and/or charges:		
Nonallowable assets:		
NASD Membership	155,040	
Prepaid expenses	6,015	
Equipment, net of depreciation	1,191	
Total nonallowable assets:		162,246
TOTAL NET CAPITAL		$ 40,955
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable		$ 15,829
TOTAL AGGREGATE INDEBTEDNESS		$ 15,829
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Required net capital required		$ 5,000
Minimum net capital required		$ 5,000
Excess net capital at 1,500 percent		$ 35,955
Excess net capital at 1,000 percent		$ 39,372
Ratio: Aggregate indebtedness to net capital		0.39 to 1

Note: This computation of Net Capital under Rule 15c3-1 does agree to the Focus Report, Part IIA Quarterly 17a-5(a) for the quarter ended December 31, 2005

BUSINESS STRATEGISTS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

Dennis M. Echelbarger CPA
Michael T. Tamm CPA
Diane L. Friar CPA/ABV
David G. Echelbarger CPA
Robin M. Stoner CPA MST
Robert E. Milanowski
David M. Sunden CPA
Dale R. Manske CPA
Jennifer A. Hashley CPA
Margie S. Gerencer CPA/MBA
Denice D. Pavey CPA
Brenda K. Pavlak CPA
Ronald J. Kaley MBA
Bobbi L. Bieschke MBA
Christopher L. Mast MBA
Teri S. Stora MBA
Jenna L. Slate MSA

SCHEDULE II
INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
EXEMPT FROM SEC RULE 15c3-3

March 23, 2006

Board of Directors
USA Advanced Planners, Inc.
55 Campau Avenue NW
Grand Rapids, MI 49503

In planning and performing our audit of the financial statements of USA Advanced Planners, Inc. (Company) (formerly Advocate, MD Securities, Inc.) (A Development Stage Company), as of December 31, 2005, and for the period from November 15 to December 31, 2005 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all full paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Echelbarger Himebaugh Tamm & Co, P.C.

Echelbarger, Himebaugh, Tamm & Co., P.C.